

March 12, 2020

Timothy Schools
President and Chief Executive Officer
CapStar Financial Holdings, Inc.
1201 Demonbreun Street, Suite 700
Nashville, TN 37203

> **Re: CapStar Financial Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 6, 2020**
> **File No. 333-236961**

Dear Mr. Schools:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance